ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 617-951-7000 F 617-951-7050 BOSTON NEW YORK PALO ALTO SAN FRANCISCO WASHINGTON, DC www.ropesgray.com

June 28, 2007	Jacob E. Comer
(617) 951-7913
jacob.comer@ropegray.com

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:  Patricia Williams, Esq.

Re:	Pax World Funds Series Trust I (the “Registrant”)
Post-Effective Amendment No. 51 to Registration Statement on Form N-1A
File Nos. 811-02064, 002-38679

Dear Ms. Williams:

Enclosed for filing on behalf of the Registrant is post-effective amendment no. 51 to the registration statement of the Registrant on Form N-1A (the “Amendment”).  The amendment is being filed for the purpose of adding the newly-formed Pax World Value Fund series of the Registrant (the “Value Fund”) to its registration statement on Form N-1A.

No fees are required in connection with this filing.

In addition to Part C and other ancillary materials, the Amendment includes: (i) the prospectus (the “Prospectus”) for Individual Investor Class, Institutional Class and R Class shares of the Value Fund and (ii) the Statement of Additional Information (the “SAI”) of the Value Fund.

In accordance with the release issued by the Securities and Exchange Commission (the “Commission”) regarding selective review, Revised Procedures For Processing Registration Statements, Post-Effective Amendments and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (February 15, 1984), the Registrant requests selective review of the Amendment, as explained in more detail below.  Much of the information in the Amendment is substantially identical to that contained in post-effective amendment no. 50 to the Trust’s registration statement filed pursuant to Rule 485(a)(1) on March 30, 2007 (“PEA 50”), and therefore already has been subject to the review of the staff (the “Staff”) of the Commission.

Except as to (i) the section of the Prospectus from and including the front cover through and including the section captioned “Financial Highlights,” which is to do exclusively with the Value Fund, (ii) the section captioned “Investment Adviser,” which is updated to reflect the advisory fee payable by the Value Fund, and (iii) the section captioned “Portfolio Manager,”

which sets forth information about the portfolio manager of the Value Fund, the disclosure in the Prospectus has been subject to prior review by the Staff in connection with PEA 50.  All changes not specifically addressed above are of a conforming nature.  The Registrant therefore requests selective review of the remainder of the Prospectus.

Except as to (i) the section captioned “Trust History,” (ii) the tables in the sections captioned “Officers/Trustees,” “Ownership of Shares in the Pax World Fund Family” and “Compensation of Trustees,” (iii) the section captioned “Other Accounts Managed,” (iv) the section captioned “Ownership of Securities,” (v) the section captioned “Control Persons and Principal Holders of Securities,” (vi) the section captioned “Adviser,” (vii) the section captioned “Independent Registered Public Accounting Firm,” (viii) the section captioned “Brokerage Commissions,” (ix) the third paragraph of the section captioned “Pricing of Fund Shares,” (x) the second paragraph of the section captioned “Distribution” and (xi) the section captioned “Financial Statements,” the disclosure in the SAI has been subject to prior review by the Staff in connection with PEA 50.  All changes not specifically addressed above are of a conforming nature.  The Registrant therefore requests selective review of the remainder of the SAI.

Except as to (i) Item 23, sections (d), (e), (g), (h), (i), (j), (m)(i), m(ii), (n) and (p) and (ii) Item 27(a), the disclosure in Part C has been subject to prior review by the Staff in connection with PEA 50.  The Registrant therefore requests selective review of the remainder of Part C.

Please direct any questions regarding the enclosed materials to the undersigned at (617) 951-7913.

Sincerely,

/s/ Jacob E. Comer

Jacob E. Comer

cc:	Joseph Keefe, Esq.
Brian McCabe, Esq.